UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1
to
FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ____________ to ____________.

Commission file number: 01026

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**WHITNEY NATIONAL BANK
SAVINGS PLUS PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHITNEY HOLDING CORPORATION
228 St. Charles Avenue
New Orleans, LA 70130

EXPLANATORY NOTE

The purpose of Amendment No. 1 to Form 11-K of the Whitney National Bank Savings Plus Plan is to include the attached Exhibit 99.1, a letter regarding Arthur Andersen LLP's quality control systems, in compliance with Securities and Exchange Commission Release Nos. 33-8070 and 34-45590.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Post Effective Amendment No. 1 to the Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

WHITNEY NATIONAL BANK
SAVINGS PLUS PLAN

Date: June 3, 2002

Paul D. Bergeron
Plan Administrator

99277766-1

Exhibit 99.1

WHITNEY

Paul D. Bergeron
Senior Vice President
Director of Human Resources

June 3, 2002

Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

By letter dated May 21, 2002, addressed to the Administrative Committee of the Whitney National Bank Savings Plus Plan (the Plan), our independent public accountants, Arthur Andersen LLP, pursuant to the requirements of the Securities and Exchange Commission Release Nos. 33-8070 and 34-45590, represented that their audit of the Plan was subject to Arthur Andersen LLP's quality control systems for U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen was not relevant to this audit.

Sincerely,

Paul D. Bergeron
Chairman, Administrative and Investment
Committee – WNB Savings Plus Plan

PDB:cgr